Exhibit 99.93

TORQUE ESPORTS CORP.

(formerly Millennial Esports Corp.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three-Months Ended November 30, 2019 and 2018

(Expressed in United States Dollars)

Dated: February 19, 2020

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the three-months ended November 30, 2019 and 2018

INTRODUCTION

Torque Esports Corp. (formerly Millennial Esports Corp.) (“Torque” or the “Company”) was incorporated on April 8, 2011 as a private company pursuant to the provisions of the Business Corporations Act (Ontario). As of November 30, 2019, and 2018, the Company’s common shares are listed on the Toronto Venture Stock Exchange (TSXV) under the symbol “GAME” and on the OTCQB in the United States of America under the symbol “MLLLF”. The authorized share capital of the Company consists of an unlimited number of common shares, without nominal or par value.

The United States Dollar is the Company’s functional and reporting currency. Unless otherwise noted, all dollar amounts are expressed in United States Dollars.

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Torque constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three-months ended November 30, 2019 and 2018. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations.

This MD&A should be read in conjunction with the audited financial statements of the Company for the years ended August 31, 2019 and 2018, together with the notes thereto and the financial statements for the three-months ended November 30, 2019 and 2018, together with the notes thereto.

For the purposes of preparing this MD&A, management, in conjunction with the Board of the Company (the “Board”), considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Torque’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from https://torqueesport.com/ or www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

This MD&A contains forward-looking information and statements (“forward-looking statements”) which may include, but are not limited to, statements with respect to the future financial or operating performance of the Company. Forward-looking statements reflect the current expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the actual results, performance or events to be materially different from any future results, performance or events that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this MD&A. Although the Company has attempted to identify important factors that could cause actual results, performance or events to differ materially from those described in the forward-looking statements, there could be other factors unknown to management or which management believes are immaterial that could cause actual results, performance or events to differ from those anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or events may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Forward-looking statements contained herein are made as of the date of this MD&A and the Company assumes no responsibility to update forward looking statements, whether as a result of new information or otherwise, other than as may be required by applicable securities laws.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the three-months ended November 30, 2019 and 2018

BUSINESS OVERVIEW

Torque focuses on three areas esports data provision, esports tournament hosting and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport intellectual property, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). Torque offers gamers everything from free- to-play mobile games to the high-end simulators. Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders.

During July 2019, Torque restructured its business and leadership team. As such Torque refocused on parts of the existing business that could be made profitable in the near term and on investigating mergers and acquisition opportunities that were both synergistic to the existing business and/or could speed up the timeline to profitability. Torque also focused on reducing overhead dramatically with a reduction in non-essential resources including offices, personnel and consultants. Unprofitable projects and business units were either streamlined or wound down.

During the first quarter of fiscal 2020, the Company invested in kick starting its own intellectual property. This included reviving its own esports racing franchise ‘World’s Fastest Gamer’. The investment in this period included qualifying competitions, PR and Marketing for the WFG brand. The culmination was a two-week final in West Coast USA that is currently being turned into the second season of a TV show. Other expenditure was made in reestablishing infrastructure and hardware to support such growth. The Company believes that this high expense will benefit future quarters returns after a period of underfunding in its intellectual property.

In addition, Torque’s new management focused attention on building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) who provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to monetize the huge number of eyeballs in the gaming and esports space. These efforts allowed Torque to focus short term on being a vertically integrated mobile gaming publisher leading a revolution to fuse esports racing and professional motorsport through a global competition model.

Torque has transitioned itself in this period from a high overhead, low revenue business to one that is lean, focused and has used mergers and acquisitions to short cut its structural maturity and path to revenue and profit. Torque uses the buzz of esports to tell the story about this new booming industry but is building its revenue streams in known areas for investors: video games, data, motorsport and now media.

Since July 2019, Torque has made significant strides in lowering costs and focusing investment in high growth areas. The ground work for the future was being completed in this period but the financial results will not be clear until the second half of 2020 – when Torque will show leadership in this space as a diversified company with its centre of gravity based around the high growth areas of video gaming and esports.

Whilst this rationalization and overhead cutting was being deployed, Torque also looked at how mergers and acquisitions could be used to speed up its path to profitability and to speed up bolstering its structure and processes. Torque considered a number of opportunities to support its push in racing esports and diversify its esports focus. It also looked at a wider diversification into ‘digital entertainment’.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the three-months ended November 30, 2019 and 2018

The following are the mergers and acquisitions publicly announced by Torque. These include the following:

●	On November 6, 2019, the Company signed a definitive agreement to acquire UMG Media Ltd. (“UMG”). The transaction closed on December 31, 2019 and was carried out by way of a plan of arrangement under the Business Corporations Act (Alberta). UMG shareholders will receive, on an exchange ratio of 0.0643205, common shares of Torque. In total, Torque will issue approximately 4,329,445 Torque Shares (the “Consideration Shares”) in exchange for the UMG securities to be exchanged pursuant to the transaction, including the securities to be issued pursuant to the UMG Private Placement (defined below) (a total of 812,361 of these Torque Shares will be issued to the UMG Private Placement shareholders and the remainder shall be issued to the current UMG Shareholders). In addition, each outstanding option and warrant to purchase a UMG Share will be exchanged for an option or warrant, as applicable, to purchase a Torque share, based upon the exchange ratio. This transaction was approved at the special meeting of UMG shareholders held on December 17, 2019 and the final order regarding the Arrangement was granted by the Court of Queen’s Bench of Alberta on December 18, 2019. Pursuant to the Arrangement, Torque has acquired all of the issued and outstanding UMG Shares, by way of a plan of arrangement, based on an exchange ratio of 0.0643205 of a Torque common share for each UMG Share held by the former UMG Shareholders. The plan of arrangement was completed on December 31, 2019.

●	On November 22, 2019, Torque, Frankly Inc. (“Frankly”), and WinView Inc. (“WinView”) announced that the three companies have agreed to combine to form an integrated news, gaming, sports and esports platform. The parties have until February 14, 2020 to close this transaction, which is subject to various closing conditions, including the audit of the Company. The three companies have entered into a binding letter agreement (the “Letter Agreement”) that provides for Torque to acquire all of the issued and outstanding common shares of Frankly and all of the issued and outstanding securities of WinView pursuant to (a) a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”) or, (b) solely with respect to WinView, a statutory merger under the General Corporation Law of the State of Delaware or another acquisition structure mutually agreed among Torque, Frankly and WinView in respect of Torque’s acquisition of the securities of WinView (an “Alternative Structure”) (collectively, the Plan of Arrangement and an Alternative Structure, if applicable, are referred to as the “Transaction”). In addition, should any amount be awarded from WinView’s patent portfolio, 50% of the net license fees, damage awards or settlement amounts collected from third parties, with such payments to be calculated after deduction for all associated legal costs incurred in connection to such amounts. Upon closing of this transaction, it is expected that Tom Rogers, Chairman of Frankly and WinView will assume the role of the Chairman of the Board and Lou Schwartz (CEO of Frankly) and Darren Cox (CEO of the Company) will act as Co-CEO’s. The combined company is expected to have the following capital structure. The common shares of Frankly will be exchanged for common shares of Torque on a one for one basis. Frankly convertible securities will remain outstanding and be exercisable for common shares of Torque on the same terms. Pursuant to the Plan of Arrangement or Alternative Structure, if applicable, holders of securities of WinView will receive common shares of Torque having a total value of $35,000,000, based on a share price of CAD$1.75 ($1.32) per common share of Torque, and/or contingent rights, in exchange for the securities of WinView held by them. The contingent rights will entitle holders to proceeds from the enforcement of WinView’s patent portfolio as further specified in the Letter Agreement. A certain director of the Company holds 200,000 common shares and 100,000 common share purchase warrants in Frankly. In addition, SOL Global Investments Corp (“SOL Global”), a company related due to the fact that a certain director of the Company serves as its Chief Financial Officer, has disclosed that it was a holder of greater than 10% on a partially diluted basis of shares in the Frankly.

●	On October 18, 2019, the Company signed a definitive agreement to acquire a 51 percent interest in motorsport simulator manufacturer, All in Sports SRL (“All In Sports”), incorporated in Italy, for $5,632,000 comprised of the following: total cash consideration of $1,900,000 to be payable to the shareholders of All In Sports in three tranches on or prior to November 30, 2019. As at November 30, 2019, $1,870,000 had been paid as advanced to All In Sports and is included in long term prepaid expenses and deposits. Of this amount, a total of $1,350,000 has been advanced as part of the consideration for the purchase price and $120,000 has been advanced as deposits for the purchase of simulators. No interest in accruing on this advance. (i) $3,732,000 to be paid in 1,985,424 common shares of Torque; and (ii) Torque shall have the option to purchase the remaining 49% of All In Sports beginning 18 months following the closing date and ending 24 months following the closing date for the lesser of: (i) ten times EBITDA for fiscal 2020; or (ii) $20,000,000 based on certain milestones. The Company shall be entitled to a preferred purchase price for eRacer simulators for a period of two years from the closing date of the transaction. The preferred price shall be the lesser of (i) 20% discount on current fair value or (ii) $240,000 per simulator. This transaction is subject to regulatory and exchange approval.

●	On November 26, 2019, signed a binding letter of intent to acquire all of the issued and outstanding shares of DriverDB AB, a Swedish esports racing company, for £400,000 ($488,000) in a combination of cash and common shares of the Company. As of February 14, 2020, a definitive agreement had not been signed. On November 7, 2019, the Company entered into a binding letter of intent with LetsGoRacing, a U.K. based automotive YouTube Channel. The parties will enter into a definitive purchase and sale agreement, which will reflect the following terms: (i) total cash consideration of £315,000 ($384,300) to be payable to the shareholders of LetsGoRacing in tranches ending on the 30th day following the signing of the definitive agreement; and (ii) £136,000 ($165,920) worth of common shares of the Company to be issued at a price per share equal to the greater of the share price on the date of signing the letter of intent or the date of signing the definitive agreement, with such shares subject to up to a 12 month hold period. This transaction is subject to regulatory and exchange approval. As of February 19, 2020, this transaction has yet to close.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the three-months ended November 30, 2019 and 2018

FINANCINGS

Convertible Debt Financings

On July 8, 2019 through August 8, 2019, the Company completed three tranches of a non-brokered private placement of convertible debentures (the “second series” or “Series Two”) in the principal amount aggregating CAD$15,000,012 ($11,401,984). Included in the amounts raised were CAD$5,113,112 ($3,844,200) received from companies associated with a corporation with which a director of the Company is a senior officer. The debentures will mature 36 months from the date of issuance and bear interest at a rate of 6% per annum, payable on maturity. The debenture holders may convert all or a portion of the convertible loan principal into units of the Company at a price of CAD$0.50 ($0.38) per unit. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of CAD$0.50 ($0.38) per share for a period of five years from the issuance. The Company shall be entitled to call for the exercise of any outstanding warrants following the six-month anniversary of closing in the event that the closing trading price of the shares is above $3.00 for fifteen consecutive trading days. The Series Two Convertible debentures includes a call option in which the Company may force exercise of the warrants if the stock price exceeds CAD$3.00 ($2.26) for fifteen consecutive trading days, starting six months from the closing date.

Commencing December 18, 2018 through June 27, 2019 the Company closed seven tranches of a non-brokered private placement of convertible debentures (“Series One” or “the first series”) with an aggregate principal amount of CAD$3,536,350 ($2,655,090). The debentures mature 24 months from the date of issuance and bear interest at a rate of 12% per annum, payable on maturity. The debenture holders may convert at any time, all or a portion of the convertible loan principal into units of the Company at a price of CAD$6.75 ($5.08) per unit for the first 12 months and thereafter at a price of CAD$7.50 ($5.64) per unit until maturity. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of CAD$6.75 ($5.08) per share for the first 12 months and thereafter at a price of CAD$7.50 ($5.64) per share for a period of five years from the issuance of the debentures. The Series One convertible debentures included a call option in which the Company could force exercise of the warrants if the stock price exceeded CAD$27.00 ($20.30) for five consecutive trading days.

Equity Financing

On December 18, 2019, the Company closed the first tranche of a non-brokered private placement of up to 4,000,000 units at a price of $0.94 (CAD$1.25) per unit (the “Offering”) for gross proceeds of up to $3,761,000 (CAD$5,000,000). A total of 872,000 units were issued for cash proceeds of $414,000 (CAD$550,000) and $406,000 (CAD$540,000) issued to creditors to settle amounts owing on the closing of this first tranche of the Offering. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of $1.35 (CAD$1.80) per share. Of the $819,000 (CAD$1,090,000) raised, $75,000 (CAD$100,000) were subscribed to by a director of the Company.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the three-months ended November 30, 2019 and 2018

COMPARISON OF INCOME STATEMENT FOR THE THREE-MONTH PERIOD ENDED NOVEMBER 30, 2019 AND 2018

The Company reported a net loss of $8.1 million the three-month period ended November 30, 2019 (November 30, 2018: $1.2 million). The Company continues to sustain recurring losses as it builds its business and execute on its business plan.

Significant variances comparing the three-month period ended November 30, 2019 to the three-month period ended November 30, 2018 were as follows:

●	The Company’s revenue decreased by $0.9 million from $1.7 million for the three-months ended November 30, 2018 to $0.8 million for the three-months ended November 30, 2019. While games development income related to Eden Games decreased by $1.0 million (which was partially a result of IFRS revenue adjustments), membership income relating to Stream Hatchet increased by $0.3 million. Events income decreased by $0.2 million as the Company continues to move away from this line of business.

●	The change in the fair value of warrants liability resulted in a loss of $1.6 million compared to a gain of $0.4 million for the prior period. This resulted in an increase of net loss by $2.0 million. The modification of the fair value of warrants payable is a result of the revaluation of the Company’s warrant obligation at each period end on a larger warrant base resulting from significant convertible debenture conversions during the period.

●	The change in fair value of the conversion feature of the convertible debt for the current period was $0.8 million compared to $nil in the prior period. The expense is a result of the valuation of probabilities of the exercise of convertible debt held by the debtholders into common shares, as determined the binomial lattice model.

●	Direct costs decreased by $0.5 million to $1.1 million for the current period, reflective of production costs in Eden Games, as compared with $1.6 million during the prior period. This is partially in line with a decrease in Eden Games’ quarterly revenue.

●	Professional fees increased by $0.3 million during the period from $0.1 million during the prior period to $0.4 million during the current period. This relates primarily to the increase in legal fees relating to the publicly closed pending transactions including Frankly, AIS, UMG and LetsGoRacing.

●	Sponsorship and tournament costs increased by $1.8 million from $Nil to $1.8 million. This was primarily as a result of the launch of Torque’s intellectual property series, World’s Fastest Gamer.

●	Advertising and promotion costs were spread across all of the subsidiaries. This cost increased by $1.0 million from $0.1 million in the prior period to $1.1 million in the current period. At the parent company level these costs related to campaigns to increase the awareness of the Company and general market awareness around the esports industry.

●	Bank and interest charges increased by $0.3 million from $0.0 million in the prior period to $0.3 million in the current period. The increase is a result of accrued interest on the Company’s CAD$15.0 million convertible debt raise.

●	Foreign exchange gain/loss was a loss during the current period of $0.2 and a small gain in the prior period of $0.0 million. This resulted in a $0.2 million fluctuation between periods. The Company transacts a portion of its business in currencies other than United States Dollars, namely British Pounds, Canadian Dollars and Euros.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the three-months ended November 30, 2019 and 2018

SELECTED QUARTERLY INFORMATION

A summary of selected information for each of the quarters presented below is as follows:

	Net Loss
For the Period Ended	Total ($)	Basic and diluted loss per share ($)	Total assets ($)
November 30, 2019	(8,051,391)	(3.26)	8,555,893
August 31, 2019	(10,127,745)	(6.28)	10,685,697
May 31, 2019	(2,058,314)	(0.95)	13,144,665
February 28, 2019	(1,195,488)	(0.75)	13,731,836
November 30, 2018	(1,356,451)	(0.75)	14,206,010
August 31, 2018	(9,818,790)	(5.25)	14,908,615
May 31, 2018	119,992	(0.00)	20,318,954
February 28, 2018	79,758	(0.00)	21,175,895

LIQUIDITY AND CAPITAL RESOURCES

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. As the Company does not presently generate sufficient revenue to cover its costs, managing liquidity risk is dependent upon the ability to secure additional financing. The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, as necessary. While management and the Board have been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities.

As at November 30, 2019, the Company had a cash balance of $0.5 million (August 31, 2019: $2.8 million), to settle current liabilities of $9.6 million (August 31, 2019: $5.4 million). This represents a working capital deficiency of $5.9 million (August 31, 2019: deficiency of $0.0 million) which is comprised of current assets less current liabilities, excluding long-term debt, contingent performance share obligation, convertible debt and conversion feature of convertible debt. The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $47.8 million as at November 30, 2019 (August 31, 2019: $39.8 million).

SHARE CAPITAL STRUCTURE

As at the date of this report, the Company had 14,082,385 issued and outstanding common shares, 6,798,595 warrants exercisable between $0.29 (CAD$0.38) and $50.92 (CAD$67.70), expiring between October 20, 2019 and August 8, 2024, and 27,933 stock options with a weighted average exercise price of $11.08 (CAD$14.73).

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the three-months ended November 30, 2019 and 2018

SHARE CONSOLIDATIONS

Two share consolidations occurred during the period from September 1, 2018 to February 13, 2020:

●	On June 5, 2019, subject to shareholder approval granted May 11, 2018, the Company consolidated its common shares on a 15 to 1 basis.
●	On October 18, 2019, the Company further consolidated its common shares on a 5 to 1 basis.

COMMITMENTS AND CONTINGENCIES

Operating Leases

Eden Games is obligated under operating leases for use of its office premises for the period ending April 15, 2025. Eden Games can end the lease at end of every three-year period on six months advance notice. Payment of €25,000 ($27,463) is required every quarter. Annual future minimum rental payments under operating leases are as follows: 2020 € 77,500 ($85,338); 2021 € 100,000 ($110,113); and 2022 € 31,250 ($34,410).

Ideas + Cars is obligated under the terms of a facilities use agreement for event and meeting premises amounting to €180,851 ($199,140) for an event planned in July 2020.

Royalty Expenses

Royalty expenses relate to royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Eden Games’ products. Eden Games has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. Eden Games has committed to pay royalties ranging from 4% to 25% of revenues after certain thresholds have been met, in connection with the underlying license agreements. Royalty expenses were €nil ($nil) for the three months ended November 30, 2019 and 2018.

Software Contract

The Company is committed under the terms of a software license agreement until June 1, 2021 for annual fees of $87,907, or $154,484 in aggregate.

Consulting Contracts

Under the terms of three consulting agreements, the Company is committed to pay 0.5% of tokens issued to each consultant, should the Company ever undertake a initial coin offering.

Under the terms of a consulting agreement dated July 27, 2017, the Company is committed to pay six-months severance in the event of termination, amounting to £144,500 ($175,911). If revenue from the Eden Games mobile app exceeds £100,000 ($121,561) in a month, in the first year of this agreement, a bonus equal to 2.5% of the excess shall be paid up to a maximum of £100,000 ($121,561) on an annual basis. Each successive year, the monthly target will increase by 20% but the maximum will remain at £100,000 ($121,561). As no triggering events have taken place related to the contingencies to August 31, 2019, no provision has been made in these consolidated financial statements.

The Company is committed under the terms of a management services agreement commencing September 3, 2019 for six months at $20,000 per month and a 25% success fee, or $150,000 in aggregate.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the three-months ended November 30, 2019 and 2018

Employment Contracts

Under the terms of an employment contract undertaken with the Company’s controller, the Company is committed to pay three-months severance in the event of termination, amounting to $42,500. Additionally, the controller’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

Litigation

The Company is subject to various claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations or liquidity.

RELATED PARTY TRANSACTIONS

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

Three Months Ended November 30	2019	2018

Total compensation paid to key management	$106,670	$107,817
Share based payments	$7,209	$-

Total compensation paid to key management is recorded in consulting and salaries and wages in the statement of loss and comprehensive loss for the three months ended November 30, 2019 and 2018.

Amounts due to related parties as at November 30, 2019 with respect to the above fees were $31,858 (August 31, 2019 - $124,717). These amounts are unsecured, non-interest bearing and due on demand.

Included in accounts and other receivables is $53,237 (August 31, 2019 - $35,365) in advances due from the Company’s Chief Executive Officer. This amount is unsecured, bear no interest and are due on demand.

Included in prepaid expenses is $377,658 (August 31, 2019 - $431,608) for future consulting fees paid to a corporation related to a company of which a director of the Torque is a senior officer.

During the three months ended November 30, 2019, the Company expensed $14,784 (three months ended November 30, 2018 - $15,603) to Marrelli Support Services Inc. (“Marrelli Support”) and DSA Corporate Services Inc. (“DSA”), together known as the “Marrelli Group” for: Robert D.B. Suttie to act as Chief Financial Officer (“CFO”) of the Company; Bookkeeping and office support services; Corporate filing services; and Corporate secretarial services. The Marrelli Group is also reimbursed for out of pocket expenses. Both Marrelli Support and DSA are private companies. Robert Suttie is the President of Marrelli Support.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the three-months ended November 30, 2019 and 2018

ACCOUNTING PRONOUNCEMENTS ADOPTED DURING THE YEAR

Accounting Pronouncements Adopted During the Year

Accounting Policies Adopted During the Period

●	IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. This standard was adopted on September 1, 2019, resulting in no changes to the Company’s condensed interim consolidated financial statements.

●	IFRIC 23 – Uncertainty Over Income Tax Treatments (“IFRIC 23”) was issued in June 2017 and clarifies the accounting for uncertainties in income taxes. The interpretation committee concluded that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, then the entity shall determine taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the entity shall reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates. This standard was adopted on September 1, 2019, resulting in no changes to the Company’s condensed interim consolidated financial statements.

●	Accounting for Leases - IFRS 16. In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”), replacing IAS 17 - Leases. IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position, providing the reader with greater transparency of an entity’s lease obligations. At September 1, 2019, the Company adopted the following and there was no material impact on the Company’s financial statements. The Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2019 has not been restated. It remains as previously reported under IAS 17 and related interpretations. All leases are accounted for by recognising a right-of-use asset and a lease liability except for: (i) Leases of low value assets; and (ii) Leases with a duration of twelve months or less. Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate. On initial recognition, the carrying value of the lease liability also includes: (i) Amounts expected to be payable under any residual value guarantee; (ii) The exercise price of any purchase option granted if it is reasonable certain to assess that option; and (iii) Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for: (i) Lease payments made at or before commencement of the lease; (ii) Initial direct costs incurred; and (iii) The amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the three-months ended November 30, 2019 and 2018

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term.

The Company adopted this standard and the impact on the Company’s unaudited condensed interim consolidated financial statements are disclosed in notes 17 and 18.

Recent Accounting Pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company.

●	IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

MANAGEMENT CHANGES

On April 8, 2019, the Company announced that Darren Cox was appointed as president and as a director. Mr. Cox was the founder of Nissan and Sony’s GT Academy, Mr. Cox previously served as Nissan’s Head of Global Motorsport. Further, on July 17, 2019, the Company announced it had appointed Mr. Cox as its Chief Executive Officer, replacing Mr. Steve Shoemaker.

On April 8, 2019, the Company announced that both Mr. Ron Spoehel and Mr. Alex Igelman resigned from the Board of the Company.

As of the date of this report the Board the following are the members of the Board: Darren Cox, Peter Liabotis and Bryan Reyhani.

The Company’s business and operations are dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees.

CAPITAL MANAGEMENT

The Company considers its capital to be its shareholders’ equity. As at November 30, 2019, the Company had shareholders’ deficiency of $15,902,202 (August 31, 2019 - shareholders’ deficiency of $7,960,633. The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise. The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the three months ended November 30, 2019 and 2018. The Company is subject to Policy 2.5 of the TSXV Venture Exchange (“TSXV”) which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As of November 30, 2019, the Company was not compliant with Policy 2.5.

TORQUE ESPORTS CORP. (formerly Millennial Esports Corp.)

Management’s discussion and analysis for the three-months ended November 30, 2019 and 2018

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

EVENTS OCCURING AFTER THE REPORTING PERIOD

As of the date of this document, there are no reportable events occurring after the reporting period which have not been disclosed herein.

CURRENT GLOBAL FINANCIAL CONDITIONS AND TRENDS

Securities of gaming and technology companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments globally and market perceptions of the attractiveness of particular industries. The price of the securities of companies is also significantly affected by short-term currency exchange fluctuation and the political environment in the countries in which the Company does business. As of November 30, 2019, the global economy continues to be in a period of significant economic volatility, in large part due to US, European, and Middle East economic and political concerns which have impacted global economic growth.